[Dean Investment Associates Letterhead]

Letter Agreement

July 28, 2011

To:           Unified Series Trust
2960 N. Meridian St., Suite 200
Indianapolis, Indiana  46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Dean Small Cap Value Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”), pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of August 1, 2011, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; any 12b-1 fees, taxes; extraordinary litigation expenses and any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest) at 1.25% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of July 31, 2012, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.25%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the above expense limitation.

Very truly yours,

DEAN INVESTMENT ASSOCIATES, LLC

By: /s/ Stephen M. Miller
Stephen M. Miller, President

                                                                                         Acceptance

The foregoing Agreement is hereby accepted.

UNIFIED SERIES TRUST

By:  /s/ John C. Swhear
John C. Swhear, Senior Vice President